Exhibit 99.1

Siyata Mobile Inc. Publishes First Shareholder AMA Video Featuring Core Gaming CEO Aitan Zacharin

Vancouver, BC – April 30, 2025 — Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of mission-critical Push-to-Talk over Cellular (PoC) handsets and accessories, is pleased to announce the release of the first shareholder Ask Me Anything (“AMA”) video featuring Aitan Zacharin, CEO of Core Gaming, Inc.

The video, which is available now at https://ir.siyata.net/ addresses questions submitted by shareholders through Siyata Responder on StockTwits, a social media platform dedicated to investors and traders. Siyata Responder is a Company-led initiative designed to enhance transparency and establish a direct line of communication between Company leadership and retail investors.

“As we move closer to the anticipated closing of our proposed merger with Core Gaming, we recognize the importance of providing clear, consistent and timely communication to our shareholders,” said Marc Seelenfreund, CEO of Siyata. “This AMA series—beginning with today’s video—is one step in a broader strategy to maintain an open line of communication with the investor community.”

The Company expects to publish additional AMA videos in the future. To submit questions and connect with the Company directly, interested parties can access Siyata Responder at: https://stocktwits.com/Siyata_Responder.

Siyata Responder is managed and executed in collaboration with KOIOS Tech, specializing in AI-powered solutions that help publicly traded companies detect online financial threats, such as stock manipulation schemes, and optimize their investor communication strategies.

About Siyata Mobile Inc.

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”, and its common warrants trade on the Nasdaq under the symbol “SYTAW”.

Visit www.siyata.net to learn more.

About Core Gaming, Inc.

Core Gaming is an international AI driven mobile games developer and publisher headquartered in Miami. We create entertaining games for millions of players worldwide, while empowering other developers to deliver player-focused apps and games to enthusiasts. Core’s mission is to be the leading global AI driven gaming company. Since our launch we have developed and co-developed over 2,000 games, driven over 600 million downloads, and generated a global footprint of over 40 million users from over 140 countries.

Visit www.coregaming.co to learn more.

About KOIOS Tech

KOIOS Tech is a financial intelligence technology company headquartered in Herzliya, Israel. Founded in 2021, KOIOS specializes in AI-powered solutions that help publicly traded companies detect online financial threats, such as stock manipulation schemes, and optimize their investor communication strategies.

By analyzing vast amounts of unstructured data from social media and online forums, KOIOS provides actionable insights to investor relations professionals, enabling them to protect and enhance shareholder value.

Visit www.koiostech.ai to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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